UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PRODUCTION & SALES REPORT

2Q22

Replan - Paulínia Refinery
50 years

Highlights on production and sales in 2Q22

Rio de Janeiro, July 21, 2022

In 2Q22, we delivered an operating performance fully in line with the Company's plans. Average production of oil, NGL and natural gas reached 2.65 MMboed, 5.1% below 1Q22. This result was mainly due to the beginning of the Production Sharing Contract for the Surplus Volumes of the Transfer of Rights of Atapu and Sepia, effective from May 2, which reduced Petrobras' work interest in these fields (with an impact, in 2Q22, of 90,000 boed relative to Petrobras production volumes from these fields), in addition to the higher number of stoppages for maintenance and interventions in pre-salt and post-salt platforms. These effects were partially offset by the production start-up of FPSO Guanabara (Mero field) and the continuity of the ramp-ups of FPSOs Carioca (Sépia field) and P-68 (Berbigão and Sururu fields), both located in Santos Basin pre-salt. These effects were already expected and did not impact our production guidance for 2022, of 2.6 MMboed, with a variation of 4% up or down.

Total production in the pre-salt was 1.94 MMboed, representing 73% of Petrobras total production. Total production operated by Petrobras, in turn, reached 3.55 MMboed in 2Q22, 2.9% lower than in 1Q22, mainly due to the higher number of losses with maintenance stoppages and interventions in pre-salt and post-salt platforms, offset by the ramp-up of P-68 and FPSO Carioca and the start-up of FPSO Guanabara, in the Mero field. The highlights of 2Q22 were:

Continuity of ramp-ups of FPSOs Carioca and P-68

FPSO Carioca, whose oil processing capacity is up to 180,000 bpd and 6 million m3/d of gas, achieved an average operated production of 155,000 bpd in the quarter and P-68 reached full capacity on June 21, which allowed the unit to produce 152,000 bpd, confirming the good performance of the wells and platforms.

Start-up of FPSO Guanabara, on April 30

The FPSO, whose processing capacity is up to 180,000 bpd of oil and 12 million m3/d of gas, had its first offloading of oil on May 31, with a volume of 500,000 barrels.

On July 9, the flare-out (first gas injection) of the unit began. Gas utilization allows the reduction of flaring, enabling the sequencing of the platform's ramp-up, in compliance with current regulations.

Signing of the Production Sharing Contract for the Surplus Volumes of the Transfer of Rights of Atapu and Sépia

Along with the Production Sharing Contracts in Sépia and Atapu, the Co-Participation Agreements and the Amendments to the Production Individualization Agreement in Atapu and Sépia were also signed with the respective partners. These instruments are necessary to manage the shared reservoirs in the area of the Transfer of Rights Agreement and in the area of the Production Sharing Agreement for the Surplus of the Transfer of Rights Agreement.

2

Conclusion of the sale of the totality of the participation in fourteen onshore exploration and production fields, denominated Polo Recôncavo

On May 10, we concluded the sale of our participation in the Recôncavo cluster, located in the state of Bahia, to 3R Candeias S.A., formerly known as Ouro Preto Energia Onshore S.A., a wholly-owned subsidiary of 3R Petroleum Óleo e Gás S.A. This cluster comprises 14 onshore fields, whose combined average production, from January to April 2022, was approximately 1.3 kbpd of oil and 444,000 m³/day of natural gas.

Sail away of the FPSO Anna Nery from the shipyard in China to Brazil

The platform, which will have the capacity to produce 70,000 barrels of oil per day, left the Cosco Qidong shipyard (China) on July 8, bound for the city of Angra dos Reis - RJ for the completion of commissioning and preliminary acceptance tests. This unit and the FPSO Anita Garibaldi are part of the Marlim and Voador Revitalization Project, in the Campos Basin. The 2 platforms will replace 9 units in these fields, including those currently in operation (P-18, P-19, P-20, and P-47) and those already in the decommissioning phase (P-26, P-32, P-33, P-35, and P-37).

The unit was designed according to the All Electric concept, which consists in maximizing the use of electricity to power the equipments, reducing carbon emissions. "The completion of a modern FPSO project with the All Electric topside concept represents an important milestone for the Marlim field, which remains a protagonist in value generation for Petrobras," emphasized Production Development Executive Officer João Henrique Rittershaussen.

The platform is being built and will be operated by the Malaysian company Yinson, establishing a new player in the Brazilian market for chartered FPSOs.

Sail away of FPSO Almirante Barroso from the shipyard in China bound for Brazil

The platform, which will have a capacity to produce 150,000 bpd, left the Cosco Dalian shipyard (China) on July 17, bound for the city of Angra dos Reis - RJ to complete the stages of commissioning, regulatory inspections and preliminary acceptance tests. The FPSO Almirante Barroso, contracted with MODEC, will be the first leased unit to start operations in the Búzios field and the fifth to start production in the field, which includes the four owned units P-74, P-75, P-76, and P-77.

The total utilization factor (FUT) of the refining facilities has been growing over the last few quarters, reaching 89% in 2Q22, 2 p.p. above 1Q22

Following the conclusion of the scheduled maintenance stoppages at REVAP and REDUC, we reached a FUT of 97% at the end of June. The highlight was REPLAN, the country's largest refinery, which has the capacity to process approximately 20% of the refining facilities’ feedstock. This performance resulted in higher production, with diesel, gasoline and jet fuel yields of 67% in 2Q22, in line with 1Q22, taking advantage of favorable market conditions, in compliance with safety, environmental and quality requirements for the output and with a focus on value generation. When it comes to diesel and gasoline, we reached an yield of 62% in 2Q22, above the 60% average of the last three years. Maintenance stoppages are scheduled for 3Q22, especially HDT and HDS at REGAP, distillation and coking units at REPLAN and distillation at REPAR, which will occur mostly in 4Q22.

Sales volumes of oil products in 2Q22 were 1.0% higher than in 1Q22 and production volumes were 2.6% higher than in the same period.

In line with higher market demand, 2Q22 asphalt production was 33% higher than in 2Q21. May was the highlight with sales of 200 thousand metric tons of asphalt, 43% higher up on May/2021, and set a historical record in sales driven by higher asphalt binder prices on the global market.

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Production of S-10 diesel in 2Q22 remained at the same level as in 1Q22, with a 55% share of this grade over total diesel production. Compared to 1H21, output was 6 p.p. higher, reflecting the strategic orientation to increase the share of cleaner products in the production profile.

In June, the first test operation was held for supply through a bunker pipeline at the SUAPE Terminal from the RNEST refinery. This operation allows for the optimization of Petrobras' cabotage operations and fleet supply.

In June we initiated exports of green coke from RNEST to China, destined for the international aluminum manufacturing market.

The new Eagle Colatina tanker was incorporated to Petrobras fleet, the first of three Eco Type ships built to reinforce the fleet of more sustainable ships for offloading operations in platforms operated by Petrobras. Leased from third parties and with 155 thousand dwt, Eagle Colatina has eco-efficient technologies and will contribute to reduce carbon emissions in maritime transportation, in addition to reinforcing the fleet of lighter vessels at a strategic moment for the company, adding operational safety, reliability, and value to Petrobras' offloading operations. Thus, Petrobras reassures its commitment to reduce greenhouse gas emissions by 25% by 2030, in line with its ambition to achieve neutrality of these emissions in our operations in a timeframe compatible with the Paris Agreement.

With RefTOP, World Class Refining Program, which aims to increase the competitiveness of Petrobras' refining facilities, we made progress toward greater energy efficiency and emissions reductions at the São Paulo and Rio de Janeiro refineries, in addition to better performance throughout the whole refining system. The Greenhouse Gas Emissions Intensity (GHG index) of the entire refining system continued to decline in 1H22, with a cumulative result of 38.1 kgCO2e/CWT, down from 40.4 kgCO2e/CWT in 1H21. The Energy Intensity, which measures the specific energy consumption of a refinery, is also decreasing, which means that the refineries are using less energy to produce oil products compared to a standard consumption and thus reducing emissions. In 1H22, the cumulative index[1] result is 5% lower than in 1H21, 109.1 versus 114.7. If we look at the refineries that are included in the RefTOP Program (RPBC, RECAP, REPLAN, REVAP, and REDUC), the results are even more significant compared to the system’s figures, with an accumulated IGEE of 36.8 kgCO2e/CWT, and an Energy Intensity value lower than the rest of the assets, reaching 107.0 in 1H22. As a highlight, REPLAN achieved high availability and performance, reaching low energy intensity in 1H22, even reaching historical records in some days, in line with the best global refiners. By 2025, RefTOP includes the development and implementation of 100 new energy performance projects to make better use of inputs such as natural gas, electricity and steam in the refinery's operations.

In Biorefining, in April, a production test was held for biojet by co-processing vegetable oils at REPAR with renewable content of up to 1% in the mixture, highlighting Petrobras as one of the first companies in Latin America to hold this test. The production test is the first phase of the program, which precedes commercial tests, and this delivery shows how it is possible to reconcile environmental sustainability with value generation, using technology to seek to contribute to reducing carbon emissions in the aviation sector.

In 2Q22, there was a reduction in natural gas thermoelectric dispatch compared to 1Q22 allowing a 57% reduction in total emissions from our thermopower facilities as a result of the continued improvement in hydrological conditions with the recovery of reservoir levels and overcoming the effects of the water crisis throughout 2021.

[1] Considers energy consumption intensity, which compares a refinery’s total primary energy consumption with the standard energy consumption for a refinery of similar size and complexity, considering the volume of throughput, its the quality and the complexity and severity of process units.

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1 - Exploration & Production

						Variation (%)
Thousand barrels of oil equivalent per day (kboed)	2Q22	1Q22	2Q21	1H22	1H21	2Q22 X 1Q22	2Q22 X 2Q21	1H22 X 1H21
Crude oil, NGL and natural gas - Brazil	2,616	2,757	2,754	2,686	2,737	(5.1)	(5.0)	(1.9)
Crude oil and NGLs (Kbpd)	2,114	2,231	2,226	2,172	2,211	(5.2)	(5.0)	(1.8)
Onshore and Shallow water	71	82	99	77	104	(13.4)	(28.3)	(26.0)
Post-salt - deep and ultra deep	434	467	506	450	514	(7.1)	(14.2)	(12.5)
Pre-salt	1,609	1,682	1,620	1,645	1,594	(4.3)	(0.7)	3.2
Natural gas (Kboed)	502	526	528	514	525	(4.6)	(4.9)	(2.1)
Crude oil, NGL and natural gas -Abroad	37	39	43	38	44	(5.1)	(14.0)	(13.6)
Total (Kboed)	2,653	2,796	2,796	2,724	2,781	(5.1)	(5.1)	(2.0)
Total - comercial (Kboed)	2,334	2,462	2,484	2,396	2,467	(5.2)	(6.0)	(2.9)
Total - operated (Kboed)	3,554	3,660	3,596	3,607	3,575	(2.9)	(1.2)	0.9

Average production of oil, NGL and natural gas in 2Q22 was 2,653 thousand boed; a reduction of 5.1% when compared to 1Q22, mainly due to:

•	The start of the production sharing agreement for the ToR (“Transfer of Rights”) surplus volumes of Atapu and Sepia fields, with a direct impact of 90 thousand boed in Petrobras work interest in 2Q22;
•	The higher number of shutdowns for overall maintenance and interventions. Among the shutdowns, the greatest impacts came from production units P-70 (Atapu), Cidade de Anchieta (Jubarte), Cidade de Maricá (Tupi), P-76 and P-74 (Búzios), P-51 (Marlim Sul), P-61 (Papa-terra), P-25 and P-31 (Albacora);
•	The aforementioned effects were partially offset by the production start-up of FPSO Guanabara, in Mero field, and the ramp-ups of FPSOs Carioca, in Sépia field, and P-68, in Berbigão and Sururu fields.

Production in the pre-salt fields reached 1,609 thousand bpd, 4.3% lower than 1Q22, due to the reasons highlighted above and to the start of the decommissioning of FPSO Capixaba, whose production cycle in the Jubarte field in Campos Basin has ended. The unit's decommissioning is part of “Parque das Baleias Integrated Project”, which will recover its production with the transfer of wells to the existing production unit P-58 as well to a new one, FPSO Maria Quitéria, scheduled to start operations in 2024. Besides P-58, the other units operating in Jubarte field are P-57 and FPSO Cidade de Anchieta.

Production in the post-salt was 434 thousand bpd, 7.1% lower than 1Q22, mainly because of the higher production volume loss due to shutdowns for maintenance and interventions.

Onshore and shallow water production, meanwhile, was 71 thousand bpd, 11 thousand bpd lower than 1Q22, due to divestments, shutdowns and the natural production decline.

Production abroad was 37 thousand boed, aligned with 1Q22.

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2 – Refining, Transportation and Marketing*

						Variation (%)
Operational (kbpd)	2Q22	1Q22	2Q21	1H22	1H21	2Q22 X 1Q22	2Q22 X 2Q21	1H22 X 1H21
Total production volume	1,771	1,726	1,741	1,749	1,781	2.6	1.7	(1.8)
Total sales volume in the domestic market	1,717	1,700	1,759	1,707	1,713	1.0	(2.4)	(0.4)
Reference feedstock	1,897	1,897	2,176	1,897	2,176	−	(12.8)	(12.8)
Processed feedstock	1,656	1,606	1,601	1,631	1,670	3.1	3.4	(2.3)
Processed feedstock utilization factor (%)*	87%	85%	74%	86%	77%	2.0	13.0	9.0
Total distillation feedstock	1,686	1,657	1,637	1,672	1,712	1.8	3.0	(2.3)
Total refining plants utilization factor (%)*	89%	87%	75%	88%	79%	2.0	14.0	9.0
Processed feedstock	1,697	1,653	1,638	1,675	1,710	2.7	3.6	(2.0)
Domestic crude oil as % of total processed feedstock	90%	93%	89%	91%	91%	(3.0)	1.0	−

Sales of oil products in 2Q22 were 1% higher than in 1Q22, mainly due to higher diesel and LPG sales, following demand seasonality. This increase was partially offset by lower gasoline sales, due to higher ethanol supply, and lower fuel oil sales, with no deliveries for thermoelectric generation in 2Q22.

Oil products output in 2Q22 was 2.6% higher than in 1Q22, in line with the FUT of the refining facilities of 89% in the quarter and 1.7% above 2Q21 even considering the divestment of RLAM, which represented approximately 13% of the total processing capacity of Petrobras refining facilities.

2.1 – Diesel

						Variation (%)
thousand barrels per day (kbpd)	2Q22	1Q22	2Q21	1H22	1H21	2Q22 X 1Q22	2Q22 X 2Q21	1H22 X 1H21
Production volume	711	684	716	698	717	4.0	(0.7)	(2.6)
Sales volume for the Brazilian market	750	716	815	733	774	4.7	(8.0)	(5.3)

Diesel sales grew 4.7% in 2Q22 when compared to 1Q22, mainly due to demand seasonality, driven by the reduction in economic activity, typical of the beginning of the year, as well as by the beginning of the second corn harvest in June.

Diesel sales in 1H22 dropped 5.3% when compared to 1H21. The main factor was the divestment of RLAM, in addition to the increased share of importers and other domestic producers, and lower diesel consumption for thermoelectric generation in 1H22.

In 2Q22, diesel production kept pace with sales and was 4.0% higher when compared to 1Q22.

The highlights were the April record of S-10 diesel production at REPLAN and REGAP, of 108.6 mbpd and 47.8 mbpd, respectively, and in May, 42.2 mbpd at REFAP.

* Processed feedstock utilization factor is calculated only with oil and C5 +. Total refining plants utilization factor considers the entire load in the distillation units, consisting of oil, C5 +, waste, reprocessing, including terminals. Processed feedstock consists of oil and NGL.

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2.2 – Gasoline

						Variation (%)
thousand barrels per day (kbpd)	2Q22	1Q22	2Q21	1H22	1H21	2Q22 X 1Q22	2Q22 X 2Q21	1H22 X 1H21
Production volume	384	374	385	379	381	2.5	(0.4)	(0.6)
Sales volume for the Brazilian market	375	402	386	388	364	(6.6)	(2.8)	6.5

Gasoline sales in 2Q22 decreased by 6.6% compared to 1Q22, mainly due to the beginning of the sugarcane harvest in the Center-South and consequent increase in ethanol supply and loss of market share for gasoline in flex-fuel vehicles.

Nevertheless, accumulated sales in 1H22 were 6.5% higher than in the same period in 2021, mainly due to the increase in the share of gasoline over hydrated ethanol in flex-fuel vehicles and the increase in the movement of people with the weakening of the COVID-19 pandemic. Total sales were the highest for a first half in the last 4 years, despite the impact of the divestment of RLAM.

In 2Q22, gasoline production tracked sales volumes in the period, with an increase of 2.5% compared to 1Q22.

2.3 – Fuel Oil

						Variation (%)
thousand barrels per day (kbpd)	2Q22	1Q22	2Q21	1H22	1H21	2Q22 X 1Q22	2Q22 X 2Q21	1H22 X 1H21
Production volume	213	227	255	220	269	(6.1)	(16.4)	(18.2)
Sales volume for the Brazilian market	30	37	55	33	55	(18.6)	(45.5)	(40.1)

Fuel oil sales in 2Q22 registered a sharp drop in relation to both 1Q22 and 2Q21, mainly because there were no deliveries for thermoelectric generation in 2Q22.

In 2Q22, fuel oil production fell by 6.1% compared to 1Q22, following the decrease in sales and a reduction of 16.4% compared to 2Q21, due to the divestment of RLAM.

A highlight was the bunker production record at REPLAN of 167,000 ton in May.

2.4 – Naphtha

						Variation (%)
thousand barrels per day (kbpd)	2Q22	1Q22	2Q21	1H22	1H21	2Q22 X 1Q22	2Q22 X 2Q21	1H22 X 1H21
Production volume	90	77	64	84	74	16.2	39.4	12.3
Sales volume for the Brazilian market	74	75	59	74	64	(1.0)	25.4	15.5

Naphtha sales in 2Q22 were in line with 1Q22 and production increased by 16.2%, with surplus production destined for exports.

2.5 – Liquefied Petroleum Gas (LPG)

						Variation (%)
thousand barrels per day (kbpd)	2Q22	1Q22	2Q21	1H22	1H21	2Q22 X 1Q22	2Q22 X 2Q21	1H22 X 1H21
Production volume	112	112	111	112	115	0.6	1.3	(2.1)
Sales volume for the Brazilian market	215	199	234	207	230	8.0	(8.1)	(10.0)

The 8.0% increase in LPG sales in 2Q22 compared to 1Q22 is due to typical seasonality, as lower average temperatures in the second quarter lead to an increase in consumption while in the first quarter industrial activities and residential consumption are reduced.

7

In 2Q22, LPG production was stable compared to 1Q22.

2.6 – Jet Fuel

						Variation (%)
thousand barrels per day (kbpd)	2Q22	1Q22	2Q21	1H22	1H21	2Q22 X 1Q22	2Q22 X 2Q21	1H22 X 1H21
Production volume	85	85	46	85	57	(0.7)	85.8	49.5
Sales volume for the Brazilian market	93	97	53	95	63	(4.5)	75.5	51.1

In 2Q22, jet fuel sales decreased by 4.5% compared to 1Q22 due to strong demand at the beginning of the year, during holidays.

Compared to 2Q21, the strong sales growth of 75.5% was mainly due to the recovery of the aviation segment after the critical period of the COVID-19 pandemic.

In 2Q22, jet fuel production was stable compared to 1Q22. Compared to 2Q21, production increased by 85.8%, in line with the increase in the jet fuel market, heavily impacted by COVID-19.

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3 - Gas & Power

						Variation (%)
Operational	2Q22	1Q22	2Q21	1H22	1H21	2Q22 X 1Q22	2Q22 X 2Q21	1H22 X 1H21
Sale of Thermal Availability at Auction- Average MW	2,053	2,055	2,453	2,054	2,458	(0.1)	(16.3)	(16.4)
Generation of electricity - average MW	562	1,765	3,297	1,160	3,082	(68.2)	(83.0)	(62.4)
National gas delivery (MM m³/day)	34	37	45	36	44	(8.1)	(24.4)	(18.2)
Regasification of liquefied natural gas (MM m³/day)	7	10	18	8	18	(30.0)	(61.1)	(55.6)
Import of natural gas from Bolivia (MM m³/day)	15	20	20	18	20	(25.0)	(25.0)	(10.0)
Sales volume of natural gas - MM m³/day	56	66	82	61	82	(15.2)	(31.7)	(25.6)

In 2Q22, electricity generation by Petrobras decreased by 68%, due to the increase in the level of hydroelectric plants’ reservoirs in the country, which also resulted in a reduction of natural gas sales to the thermoelectric segment by 11 MM m³/ d.

On the supply side, domestic gas delivery was mainly impacted by stoppages in production platforms carried out between May (P-76, P-69, Cidade de Maricá, Cidade Paraty and Cidade Mangaratiba) and June (P-69 and Cidade de Itaguaí), while the reduction in the volume of Bolivian gas imports by 5 MMm³/day resulted from interventions carried out in the month of April in Bolivia and a unilateral reduction in natural gas deliveries by YPFB from May onwards. Even in this scenario, the lower demand in 2Q22 was responsible for the reduction in LNG regasification volumes, which dropped from 10 MMm³/d to 7 MMm³/d.

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Exhibit I: Consolidated Sales Volume

						Variation (%)
Sales volume (kbpd)	2Q22	1Q22	2Q21	1H22	1H21	2Q22 X 1Q22	2Q22 X 2Q21	1H22 X 1H21
Diesel	750	716	815	733	774	4.7	(8.0)	(5.3)
Gasoline	375	402	386	388	364	(6.7)	(2.8)	6.6
Fuel oil	30	37	55	33	55	(18.9)	(45.5)	(40.0)
Naphtha	74	75	59	74	64	(1.3)	25.4	15.6
LPG	215	199	234	207	230	8.0	(8.1)	(10.0)
Jet Fuel	93	97	53	95	63	(4.1)	75.5	50.8
Others	180	174	157	177	163	3.4	14.6	8.6
Total oil products	1,717	1,700	1,759	1,707	1,713	1.0	(2.4)	(0.4)
Alcohols, nitrogenous, renewable and others	3	3	4	3	4	−	(25.0)	(25.0)
Petroleum	256	198	−	227	5	29.3	−	4440.0
Natural gas	302	346	342	324	339	(12.7)	(11.7)	(4.4)
Total domestic market	2,278	2,247	2,105	2,261	2,061	1.4	8.2	9.7
Exports of petroleum,oil products and others	778	760	994	769	866	2.4	(21.7)	(11.2)
Sales of international units	59	57	58	58	50	3.5	1.7	16.0
Total external market	837	817	1,052	827	916	2.4	(20.4)	(9.7)
Grand total	3,115	3,064	3,157	3,088	2,977	1.7	(1.3)	3.7

Exhibit II: Net imports and exports

						Variation (%)
Thousand barrels per day (kbpd)	2Q22	1Q22	2Q21	1H22	1H21	2Q22 X 1Q22	2Q22 X 2Q21	1H22 X 1H21
Net export (import)	432	411	652	421	500	5.1	(33.7)	(15.8)
Import	346	349	342	348	366	(0.9)	1.2	(4.9)
Petroleum	151	177	120	164	175	(14.7)	25.8	(6.3)
Diesel	96	75	120	86	95	28.0	(20.0)	(9.5)
Gasoline	7	21	11	14	6	(66.7)	(36.4)	133.3
GLP	79	65	88	72	81	21.5	(10.2)	(11.1)
Other oil products	13	11	3	12	9	18.2	333.3	33.3
Export	778	760	994	769	866	2.4	(21.7)	(11.2)
Petroleum	531	543	743	537	628	(2.2)	(28.5)	(14.5)
Fuel oil	216	212	189	214	194	1.9	14.3	10.3
Other oil products	31	5	62	18	44	520.0	(50.0)	(59.1)

Net exports in 2Q22 grew 5.1% compared to 1Q22, due to higher exports of oil products, mainly naphtha, gasoline and fuel oil, and lower oil imports. Oil exports, on the other hand, were lower in 2Q22, due to lower oil production, higher refinery throughput, higher domestic oil sales and lower ongoing exports in 2Q22 compared to 1Q22.

Disclaimer

This release may include forecasts that are subject to uncertainties. Such forecasts, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur, therefore future results of the Company's operations may differ from current expectations and the reader should not rely exclusively on the information contained herein. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason. The values reported for 2Q22 onwards are estimates. The operational data contained in this release is not audited by the independent auditor.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 21, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer